MAIL STOP 7010
									August 1, 2006
James P. Bouchard
Esmark Incorporated
2500 Euclid Ave.
Chicago Heights, IL 60411

RE:	Wheeling-Pittsburgh Corporation
	Preliminary Proxy Filed by Esmark, Inc.
	July 21, 2006
	File No. 0-50300

Dear Mr. Bouchard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that, as of the date of this letter, Wheeling-Pittsburgh has neither selected the time and location for the annual meeting nor set the record date for voting at the annual meeting. In view of the requirements of Item 1 of Schedule 14A, please advise us when and to whom you intend to send the proxy statement. Also advise us whether you intend to send out your proxy materials prior to the determination of the record date. We may have further comment upon review of your response.

2. Provide a discussion of your anticipated recourse if the solicitation is unsuccessful.

3. We note that you believe the current board has not fulfilled its responsibility to the company`s stockholders to enhance value for all of Wheeling-Pittsburgh`s stockholders and that in particular, you believe that the current board and management are not acting in the best interests of all stockholders, that the board has failed adequately to address persistent operational problems and strategic issues at the company, including the long-term underperformance of Wheeling-Pittsburgh`s share price, inconsistent financial performance and poor corporate governance. Please provide specific factual support for your beliefs and describe any analyses performed by the participants or otherwise to support these beliefs. To the extent any such analyses have not been performed, so state.

Background, page 2

4. Please summarize the events that resulted in the current proxy contest. You should summarize any contacts between Esmark and Wheeling-Pittsburgh, including attempts to enter into business combinations, as well as appropriate disclosure about any actions that resulted from these contacts.

5. We note your disclosure that "an affiliate of Esmark" is nominating the nine Nominees. Please name the affiliate and tell us whether the affiliate is disclosed as a participant in the solicitation.

Reasons for Solicitation, page 2

6. Please revise the last sentence of the first paragraph to clarify that this is your belief.

7. Please elaborate with factual support on the basis for your belief that Wheeling-Pittsburgh could be transformed from a high cost steel producer to a company that combines the best of steel mini-mill production and distribution. Also, disclose that no assurances can be given that the election of your nominees to the board will have this result.

8. Briefly describe what "mini-mill" production and distribution is.

9. We note your statement that Wheeling-Pittsburgh`s peers have been significantly more consistent in delivering earnings. Please revise to disclose how you determined the peer companies cited in your soliciting materials, including any specific criteria used. To the extent that the referenced peers are an incomplete list, please explain why you have not compared Wheeling-Pittsburgh`s performance against all peer companies.

The Merger Proposal, page 3

10. Tell us what consideration was given to providing the disclosure required by Item 14 of Schedule 14A. In this regard, we note that you are asking the security holders of Wheeling-Pitt to vote for the election of the Nominees, which, if elected, would "promptly thereafter...consider [your] proposal for a merger of the two companies."




The Proposals, page 3

Proposal No. 1, page 3

11. Please disclose the consequences to security holders of using your proxy to vote for less than all the director positions up for election. Your disclosure should include the fact that certain Company nominees, including the two union designees, may not serve if elected to a board controlled by the Nominees. In addition, disclose your plans to fill any such vacancies on the board. See Footnote No.
76 in SEC Release No. 34-31326 (Oct. 16, 1992).

12. We note that the board nominees would be prepared to consider your merger proposal and other possible alternatives to enhance value for all stockholders. Please elaborate on these other alternatives and state whether Esmark has approached any potential acquirors or acquirees of the company.

13. We note your disclosure on page 4 that substitute nominees may be selected by Esmark`s affiliate or substitute designees selected by the United Steel Workers of America. Provide information relating to the identity and business background of the substitute nominees to the extent you have such information available.

Proposal No. 3, page 8

14. Please expand your disclosure to explain in greater detail the general effects of adopting this proposal. In particular, it would appear that even if your entire slate were not elected by the security holders, such that the elected Nominees constituted only a minority of the Board, the Nominees would still control the Board if this proposal is approved.

15. Please disclose your plans to fill any vacancies on the board if less than the entire slate of your Nominees is elected and this proposal is adopted.

Proposal No. 4, page 9

16. Please expand to explain in greater detail the general
effects,
including potential negative effects to the security holders, of adopting this amendment to Wheeling-Pitt`s bylaws.  Refer to Item
19
of Schedule 14A.

17. We note your statements on page 9 that you are seeking the adoption of this proposal to repeal any provisions adopted or may be adopted by the Board "in an effort to impede the effectiveness" of the Board nomination process or to "countermine the will of the stockholders." Such statements imply that the Wheeling-Pitt Board is failing to fulfill its fiduciary duties. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Solicitation of Proxies, page 11
18. We note that you may employ various methods to solicit proxies, including telephone, facsimile, telegram, and the Internet. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and
(c). Please confirm your understanding. In addition, with respect to proxies being solicited via the Internet, tell us whether this will be accomplished through postings in Internet chat rooms or postings on web sites. Refer to Item N.17 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which can be found on our Web site at www.sec.gov.

Additional Information, page 16
19. We note that should other matters arise that you are not aware of within a reasonable time before this solicitation is brought before the 2006 annual meeting, the person named on the proxy card will vote on such matters in their discretion. However, please advise us as to whether or not you plan to revise your proxy card and the disclosure in your proxy statement to address any other matters that will be presented by Wheeling-Pittsburgh in its 2006 proxy statement that has yet to be filed that you learn of within a reasonable time before the annual meeting. To the extent that you do not intend to revise your proxy card and statement and thus afford stockholders an opportunity to vote for any of the other matters, please revise to state specifically that stockholders executing Esmark`s proxy card will effectively be precluded from voting for the other matters contemplated in Wheeling-Pittsburgh`s proxy statement. If you do not agree that stockholders would be so disenfranchised, provide us with state law authority that would support a conclusion that stockholders could validly execute the proxy card of Esmark and Wheeling-Pittsburgh.

Form of Proxy

20. It is unclear whether you plan to use discretionary authority to adjourn the meeting to solicit additional proxies. In this regard, adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-
4(c)(7). To the extent that you wish to vote the proxies in this way, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussing the reasons for this proposal and your voting recommendation with respect to this proposal.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or
Ade Heyliger, Special Counsel in the Office of Mergers and
Acquisitions, at (202) 551-3636 with any questions.
Alternatively,
you may contact me at (202) 551-3767.

      Sincerely,


      Jennifer R. Hardy
      Legal Branch Chief

CC:	David H. Pankey, Esq.
	(202) 828-2984
James P. Bouchard
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE